Exhibit 99.1

Alterity receives a $4.1 million R&D Tax Incentive Refund

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 June 2022. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that it has received a A$4.1 million cash refund from the Australian Taxation Office under the Australian Government’s R&D Tax Incentive Scheme.

The cash refund relates to the cost of eligible research and development activities conducted during the financial year ending 30 June 2021, and represents the amount disclosed in the company’s audited financial statements. These funds will be used to further Alterity’s research and development activities, including the Phase 2 clinical trial for Alterity’s lead drug candidate ATH434 in Multiple System Atrophy (MSA) a Parkinsonian disorder with no approved therapy .

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Alterity Therapeutics Investor and Media Contacts:

Australia

Rebecca Wilson

we-aualteritytherapeutics@we-worldwide.com

+61 417 382 391

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386